                                                                    EXHIBIT 99.1

                     RESOLUTION OF THE BOARD OF DIRECTORS
                           OF BANCFIRST CORPORATION

RE: AUTHORITY TO MAKE UNSOLICITED REPURCHASES OF COMMON STOCK PURCHASE OPTIONS AND/OR THE COMMON STOCK UNDERLYING SUCH OPTIONS

     WHEREAS, The Corporation previously has adopted an Amended and Restated Stock Option Plan (the "Stock Option Plan"), pursuant to which an aggregate of 650,000 shares of the Corporation's outstanding common stock, par value of $1.00 per share (the "Common Stock"), may be issued to key employees and officers of the Corporation; and

     WHEREAS, options have been granted pursuant to the Stock Option Plan pursuant to which an aggregate 467,000 shares of Common Stock may be purchased by the holders thereof, upon payment in cash of the exercise price of such options, prior to the stated expiration date thereof; and

     WHEREAS, options to purchase an aggregate 144,525 shares of Common Stock (the "Expiring Options") expire at various dates through January 1, 1999;

     WHEREAS, options to purchase an aggregate 209,525 shares of Common Stock (the "Exercisable Options") are currently exercisable; and

     WHEREAS, The Board of Directors deems it advisable and in the best interests of the Corporation and its stockholders to authorize the Corporation to make available to the holders of the Expiring Options the ability to benefit from the grant of such options without the necessity of requiring a cash exercise, by offering to repurchase such options, prior to the expiration date thereof, from the optionees;

     NOW THEREFORE, BE IT RESOLVED, that the Corporation is hereby authorized to offer to repurchase any and all of the Exercisable Options, covering an aggregate 209,525 shares of Common Stock;

Resolution of the Board of Directors of BancFirst Corporation
Page 2

     RESOLVED FUTHER, That such repurchases shall be effected upon such specific terms and conditions as the proper officers of the Corporation shall deem to be necessary, advisable or appropriate; provided, however, that the maximum purchase price per option shall be no greater than the difference between (x) the average of the high and low therefor for the day immediately preceding the date on which the optionee accepts the Corporation's repurchase offer and (Y) the exercise price of the option; provided, further, that any such repurchases shall be subject to the requirements of the Oklahoma General Corporation Act, provided, further, that all such repurchase transactions shall be effected in accordance with all applicable federal and state securities laws and regulations; and provided, further, that all such repurchases are approved by the Senior Credit Committee of the Company;

     RESOLVED FUTHER, That if for any reason the repurchase of the Exercisable Options should be impracticable, due to adverse tax implications for the Corporation and/or the optionees, the appropriate officers of the Corporation are hereby authorized, in the alternative, to offer to purchase any and all of the share of Common Stock purchased by the holders of Expiring Options upon their exercise thereof; provided, however, that the maximum purchase price per share shall be no greater than the average of the high and low therefor for the day immediately preceding the date on which the holder accepts the Corporation's repurchase offer;

     RESOLVED FUTHER, That David E. Rainbolt, Joe T. Shockley, Jr. and Randy P. Foraker, or any of them, are hereby authorized, in the name of and on behalf of the Corporation, to effect such repurchases in accordance with the foregoing resolutions and disburse funds of the Corporation in payment for the options or shares repurchased, and to take or cause to be taken such further actions, and to execute, acknowledge, deliver and file any and all agreement, instruments or other documents, as they may deem necessary, advisable or appropriate in order to carry out the intent, and accomplish the purposes, of the foregoing resolutions.